EXHIBIT 99.1

FirstService Reports Record Fourth Quarter and Full Year Results for 2013

Full year Adjusted EPS up 31% over prior year

Colliers International posts 47% Adjusted EBITDA growth for 2013

Operating highlights:

	Three months ended		Year ended
	December 31		December 31
	2013	2012	2013	2012

Revenues (millions)	$ 691.7	$ 604.1	$ 2,343.6	$ 2,110.5
Adjusted EBITDA (millions) (note 1)	73.3	57.3	185.5	152.3
Adjusted EPS (note 2)	0.97	0.77	2.15	1.64

TORONTO, Feb. 12, 2014 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported record fourth quarter and full year results for the year ended December 31, 2013. All amounts are in US dollars and all percentage revenue variances are calculated on a local currency basis.

Revenues for the fourth quarter were $691.7 million, a 16% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) was $73.3 million, up 28%, and Adjusted EPS (note 2) was $0.97, up 26% from the prior year quarter. GAAP EPS from continuing operations was $0.12 per share in the quarter, compared to $0.24 for the same quarter a year ago.

For the year ended December 31, 2013, revenues were $2.34 billion, a 12% increase relative to the prior year. Adjusted EBITDA was $185.5 million, up 22%. Adjusted EPS was $2.15, up 31% versus the prior year. GAAP EPS from continuing operations for the year was a loss of $0.46, compared to a loss of $0.08 in the prior year and was negatively impacted by accelerated amortization of intangible assets and one-time re-branding related costs in connection with the re-branding of the Company's residential real estate services operations to "FirstService Residential".

"FirstService finished the year strongly, posting record quarterly and full year results. Colliers International continued to bolster its global platform making excellent progress operationally and financially with substantial growth in profits and margins to record levels," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "FirstService Residential delivered solid year over year growth while dedicating considerable time, effort and financial resources to its bold re-branding initiative opening a new chapter in the story of North America's largest manager of residential communities. FirstService Brands also delivered robust growth in both revenue and profits over the prior year benefiting from increased consumer spending as the US economy continues to recover," he added. "With our current momentum across all of our service lines, FirstService is better positioned today, than ever before, to continue creating value for our shareholders in the years ahead," he concluded.

John Friedrichsen, Senior Vice President and Chief Financial Officer of FirstService Corporation said "With our strong financial performance and the sale of our foreclosure services business, we finished the year with a leverage ratio of 1.2 times (expressed in terms of net debt to EBITDA) providing us with a strong balance sheet, low cost of capital and ample liquidity to support our future growth."

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and FirstService Brands, one of North America's largest providers of essential property services delivered through company-owned operations and franchise systems.

FirstService generates over US$2.3 billion in annual revenues and has more than 24,000 employees worldwide. More information about FirstService is available at www.firstservice.com

Segmented Fourth Quarter Results

Colliers International revenues totalled $436.6 million for the fourth quarter, compared to $369.9 million in the prior year quarter, up 21%. The revenue increase was comprised of 14% internal growth and 7% growth from recent acquisitions. Internal growth was led by the Europe and Asia Pacific regions, both of which had strong year over year gains in investment sales, leasing and consulting. Adjusted EBITDA was $61.7 million, up 44% versus the prior year quarter, at a margin of 14.1%, up 250 basis points over the prior year period.

FirstService Residential revenues totalled $219.1 million for the fourth quarter, up 9% relative to the prior year quarter. The revenue increase was comprised of 8% internal growth from new property management contract wins and 1% from recent acquisitions. Adjusted EBITDA was $11.9 million, up 5% versus the prior year period.

FirstService Brands revenues totalled $36.0 million, up 8% versus the prior year period. Adjusted EBITDA for the quarter was $7.1 million, up 17% versus the prior year quarter, at a margin of 19.6%, up 160 basis points over the prior year period. Each of the franchise brands reported strong increases in system-wide sales and royalties.

Corporate costs were $7.4 million in the fourth quarter, relative to $2.8 million in the prior year period, primarily attributable to increased performance-based compensation expense in the current year, relative to the prior year.

Segmented Full Year Results

Colliers International annual revenues for 2013 totalled $1.32 billion, compared to $1.17 billion in the prior year, up 14%. The revenue increase was comprised of 8% internal growth and 6% growth from recent acquisitions. Adjusted EBITDA for 2013 was $116.0 million, up 47% versus the prior year, at a margin of 8.8%, up 210 basis points relative to the prior year, due primarily to increased broker productivity, operating leverage, and the impact of acquisitions.

FirstService Residential revenues were $884.3 million, up 9% relative to 2012, with the increase comprised of 8% internal growth and 1% from acquisitions. Adjusted EBITDA was $57.9 million, down 5% versus the prior year, and was impacted by $6.0 million of re-branding and other related costs incurred during the year.

FirstService Brands revenues for the year totalled $140.3 million, up 12% versus the prior year. Adjusted EBITDA for the year was $28.9 million, up 20% relative to the prior year, due to operating leverage on royalties from increasing system-wide sales at the division's franchise brands.

Corporate costs were $17.3 million for the full year, relative to $11.6 million in the prior year. The current year's results were impacted by increased performance-based compensation costs in accordance with the Company's performance-based compensation plan, relative to the prior year.

Conference Call

FirstService will be holding a conference call on Wednesday, February 12, 2014 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter and full year. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2013	2012	2013	2012

Net earnings from continuing operations	$ 28,351	$ 20,557	$ 47,640	$ 42,217
Income tax	16,137	10,871	22,624	21,007
Other expense (income)	305	(662)	(1,531)	(2,441)
Interest expense, net	4,220	5,064	21,501	19,565
Operating earnings	49,013	35,830	90,234	80,348
Depreciation and amortization	14,620	13,674	71,995	48,155
Acquisition-related items	2,118	2,856	10,498	16,326
Stock-based compensation expense	7,526	4,985	12,734	7,434
Adjusted EBITDA	$ 73,277	$ 57,345	$ 185,461	$ 152,263

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted net earnings per share is defined as diluted net earnings (loss) per common share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of diluted net earnings (loss) per common share from continuing operations to adjusted net earnings per share appears below.

	Three months ended		Twelve months ended
(in thousands of US$)	December 31		December 31
	2013	2012	2013	2012

Net earnings (loss) attributable to common shareholders	$ 1,220	$ 4,294	$ (21,185)	$ (3,753)
Non-controlling interest redemption increment	18,373	7,290	41,430	21,131
Company share of net (earnings) loss from discontinued operations, net of tax	2,952	3,018	5,997	1,328
Acquisition-related items	2,118	2,856	10,498	16,326
Amortization of intangible assets (1)	6,007	4,356	37,213	17,461
Stock-based compensation expense	7,525	4,985	12,734	7,434
Income tax on adjustments	(2,281)	(3,089)	(11,025)	(8,643)
Non-controlling interest on adjustments	(910)	(283)	(4,078)	(1,368)
Adjusted net earnings	$ 35,004	$ 23,427	$ 71,584	$ 49,916

	Three months ended		Twelve months ended
(in US$)	December 31		December 31
	2013	2012	2013	2012

Diluted net earnings (loss) per common share from continuing operations	$ 0.12	$ 0.24	$ (0.46)	$ (0.08)
Non-controlling interest redemption increment	0.51	0.24	1.25	0.69
Acquisition-related items	0.05	0.09	0.30	0.51
Amortization of intangible assets, net of tax (1)	0.10	0.09	0.73	0.36
Stock-based compensation expense, net of tax	0.19	0.11	0.33	0.16
Adjusted net earnings per share	$ 0.97	$ 0.77	$ 2.15	$ 1.64

(1) Amortization of intangible assets for the year ended December 31, 2013 includes $11,153 ($0.26 per share) of accelerated amortization related to legacy regional trademarks and trade names in connection with Residential Real Estate Services re-branding.

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months		Twelve months
	ended December 31		ended December 31
(unaudited)	2013	2012	2013	2012

Revenues	$ 691,732	$ 604,119	$ 2,343,634	$ 2,110,466

Cost of revenues	424,913	385,708	1,509,882	1,362,980
Selling, general and administrative expenses	201,068	166,051	661,025	602,657
Depreciation	8,613	9,318	34,782	30,694
Amortization of intangible assets	6,007	4,356	37,213	17,461
Acquisition-related items (1)	2,118	2,856	10,498	16,326
Operating earnings	49,013	35,830	90,234	80,348
Interest expense, net	4,220	5,064	21,501	19,565
Other expense (income)	305	(662)	(1,531)	(2,441)
Earnings before income tax	44,488	31,428	70,264	63,224
Income tax	16,137	10,871	22,624	21,007
Net earnings from continuing operations	28,351	20,557	47,640	42,217
Discontinued operations, net of income tax (2)	(2,952)	(3,018)	(5,997)	(1,328)
Net earnings	25,399	17,539	41,643	40,889
Non-controlling interest share of earnings	5,806	3,667	18,252	13,908
Non-controlling interest redemption increment	18,373	7,290	41,430	21,131
Net earnings (loss) attributable to Company	1,220	6,582	(18,039)	5,850
Preferred share dividends	--	2,288	3,146	9,603
Net earnings (loss) attributable to common shareholders	$ 1,220	$ 4,294	$ (21,185)	$ (3,753)

Net earnings (loss) per common share
Basic
Continuing operations	$ 0.12	$ 0.24	$ (0.46)	$ (0.08)
Discontinued operations	(0.09)	(0.10)	(0.18)	(0.04)
	$ 0.03	$ 0.14	$ (0.64)	$ (0.12)

Diluted
Continuing operations	$ 0.12	$ 0.24	$ (0.46)	$ (0.08)
Discontinued operations	(0.09)	(0.10)	(0.18)	(0.04)
	$ 0.03	$ 0.14	$ (0.64)	$ (0.12)

Adjusted net earnings per share (3)	$ 0.97	$ 0.77	$ 2.15	$ 1.64

Weighted average common shares (thousands)
Basic	35,709	30,064	32,928	30,026
Diluted	36,148	30,419	33,262	30,376

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, settlements of contingent liabilities of acquired entities initially recognized at the acquisition date and transaction costs.

(2) Discontinued operations include Field Asset Services (sold on September 30, 2013) and the residential rental operations (held for sale as of December 31, 2013).

(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	December 31, 2013	December 31, 2012

Assets
Cash and cash equivalents	$ 142,704	$ 108,684
Restricted cash	5,613	3,649
Accounts receivable	371,423	328,455
Other current assets	71,582	51,618
Deferred income tax	23,938	18,135
Current assets	615,260	510,541
Other non-current assets	19,711	20,300
Deferred income tax	102,629	99,464
Fixed assets	101,554	107,011
Goodwill and intangible assets	604,357	580,594
Total assets	$ 1,443,511	$ 1,317,910

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 485,436	$ 401,805
Other current liabilities	39,943	27,054
Long-term debt - current	44,785	39,038
Current liabilities	570,164	467,897
Long-term debt - non-current	328,009	298,167
Convertible debentures	--	77,000
Other liabilities	43,051	48,259
Deferred income tax	31,165	34,683
Redeemable non-controlling interests	222,073	147,751
Shareholders' equity	249,049	244,153
Total liabilities and equity	$ 1,443,511	$ 1,317,910

Supplemental balance sheet information
Total debt	$ 372,794	$ 414,205
Total debt, net of cash	230,090	305,521

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Twelve months ended
	December 31		December 31
(unaudited)	2013	2012	2013	2012

Cash provided by (used in)

Operating activities
Net earnings	$ 25,399	$ 17,539	$ 41,643	$ 40,889
Items not affecting cash:
Depreciation and amortization	14,677	16,067	75,352	53,502
Deferred income tax	480	(1,186)	(23,868)	(18,660)
Other	(1,277)	1,132	5,598	5,106
	39,279	33,552	98,725	80,837

Changes in operating assets and liabilities	61,093	50,595	17,552	22,154
Net cash provided by operating activities	100,372	84,147	116,277	102,991

Investing activities
Acquisition of businesses, net of cash acquired	(2,474)	(4,774)	(37,735)	(19,153)
Disposal of business, net of cash disposed	--	--	49,460	--
Purchases of fixed assets	(13,070)	(21,774)	(34,824)	(44,395)
Other investing activities	(1,812)	1,120	(4,198)	1,694
Net cash used in investing activities	(17,356)	(25,428)	(27,297)	(61,854)

Financing activities
(Decrease) increase in long-term debt, net	(94,690)	(19,447)	35,453	19,235
Purchases of non-controlling interests (net)	(3,808)	(2,265)	(5,704)	(6,432)
Dividends paid to preferred shareholders	--	(2,288)	(2,537)	(9,603)
Dividends paid to common shareholders	(3,564)	--	(6,890)	--
Redemption of preferred shares	--	--	(39,232)	--
Other financing activities	(4,083)	(10,853)	(29,268)	(35,339)
Net cash used in financing activities	(106,145)	(34,853)	(48,178)	(32,139)

Effect of exchange rate changes on cash	(1,288)	497	(6,782)	1,887

(Decrease) increase in cash and cash equivalents	(24,417)	24,363	34,020	10,885

Cash and cash equivalents, beginning of period	167,121	84,321	108,684	97,799

Cash and cash equivalents, end of period	$ 142,704	$ 108,684	$ 142,704	$ 108,684

Segmented Results
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Real Estate	Property
(unaudited)	Services	Services	Services	Corporate	Consolidated

Three months ended December 31
2013
Revenues	$ 436,593	$ 219,090	$ 35,976	$ 73	$ 691,732
Adjusted EBITDA	61,672	11,907	7,051	(7,353)	73,277
Operating earnings	44,640	8,297	4,347	(8,271)	49,013
2012
Revenues	$ 369,873	$ 200,749	$ 33,441	$ 56	$ 604,119
Adjusted EBITDA	42,754	11,360	6,024	(2,793)	57,345
Operating earnings	28,588	5,997	4,768	(3,523)	35,830

	Commercial	Residential
	Real Estate	Real Estate	Property
	Services	Services	Services	Corporate	Consolidated

Year ended December 31
2013
Revenues	$ 1,318,779	$ 884,334	$ 140,317	$ 204	$ 2,343,634
Adjusted EBITDA (1)	116,003	57,878	28,878	(17,298)	185,461
Operating earnings (2)	60,663	30,509	20,305	(21,243)	90,234
2012
Revenues	$ 1,170,427	$ 814,617	$ 125,204	$ 218	$ 2,110,466
Adjusted EBITDA	78,949	60,818	24,113	(11,617)	152,263
Operating earnings	33,796	42,574	18,991	(15,013)	80,348

(1) Adjusted EBITDA for the Residential Real Estate Services segment for the year ended December 31, 2013 includes $6,000 of re-branding related costs.

(2) Operating earnings for the Residential Real Estate Services segment for the year ended December 31, 2013 includes $11,153 of accelerated amortization related to legacy regional trademarks and trade names in connection with re-branding and $6,000 of re-branding related costs.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500